Exhibit 21

Subsidiaries of China Valves Technology, Inc.

Name of Subsidiary	Jurisdiction of Organization	% Owned
China Fluid Equipment Holdings Limited	Hong Kong	100%
Henan Tonghai Fluid Equipment Co., Ltd.	PRC	100%
Taizhou Taide Valve Co., Ltd.	PRC	100%
China Valves Technology (Changsha) Valve Co., Ltd.	PRC	100%
Zhengzhou City Zhengdie Valve Co., Ltd.	PRC	100%
Henan Kaifeng High Pressure Valve Co., Ltd.	PRC	100%
Yangzhou Rock Valve Lock Technology Co., Ltd.	PRC	100%
Shanghai Pudong Hanwei Valve Co., Ltd.	PRC	100%